SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                                (Amendment No. )


                        Cullen Agricultural Holding Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.0001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    229894100
--------------------------------------------------------------------------------
                                 (CUSIP Number)



                                  Brian Taylor
                     c/o Pine River Capital Management L.P.
                               601 Carlson Parkway
                                    Suite 330
                              Minnetonka, MN 55305
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                October 22, 2009
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

CUSIP No. 229894100
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Pine River Capital Management L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [x]


3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     11,169,895

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     11,169,895

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,169,895

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     36.7%

14.  TYPE OF REPORTING PERSON

     IA, PN

CUSIP No. 229894100
           --------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Nisswa Acquisition Master Fund Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]
3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     9,256,483

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     9,256,483

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,256,483

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     32.5%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 229894100
           --------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Nisswa Fixed Income Master Fund Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]
3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     1,830,705

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     1,830,705

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,830,705

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.7%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 229894100
           --------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Brian Taylor

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     11,169,895

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     11,169,895

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,169,895

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     36.7%

14.  TYPE OF REPORTING PERSON

     IN

CUSIP No. 229894100
          ---------

--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

     The name of the issuer is Cullen Agricultural Holding Corp., a Delaware corporation (the "Issuer"). The address of the Issuer's office is 22 Barnett Shoals Road, Watkinsville, Georgia, 30677. This schedule relates to the Issuer's Common Stock, $0.0001 par value (the "Shares").


--------------------------------------------------------------------------------
Item 2.  Identity and Background.

     (a-c, f) This Schedule 13D is being filed by Pine River Capital Management L.P., a Delaware limited partnership (the "Investment Manager"), Nisswa Acquisition Master Fund Ltd., a Cayman Islands exempted company ("Nisswa Acquisition"), Nisswa Fixed Income Master Fund Ltd., a Cayman Islands exempted company ("Nisswa Fixed Income"), and Brian Taylor, the managing member of Pine River Capital, LLC, the general partner of the Investment Manager (the "Managing Member") (each a "Reporting Person" and collectively the "Reporting Persons"). The principal business address of the Investment Manager and the Managing Member is located at 601 Carlson Parkway, Suite 330, Minnetonka, MN 55305, United States of America.

     (d) Brian Taylor has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.


--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

     As of the date hereof, Pine River Capital Management L.P. may be deemed to beneficially own 11,169,895 Shares.

     As of the date hereof, Nisswa Acquisition Master Fund Ltd. may be deemed to beneficially own 9,256,483 Shares.

     As of the date hereof, Nisswa Fixed Income Master Fund Ltd. may be deemed to beneficially own 1,830,705 Shares.

     As of the date hereof, Brian Taylor may be deemed to beneficially own 11,169,895 Shares.

     The Reporting Persons are deemed to beneficially own the Shares because they own warrants convertible into the Shares of the Issuer at an exercise price of $12.00 per share.

     No borrowed funds were used to purchase the warrants convertible into the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.
--------------------------------------------------------------------------------
Item 4. Purpose of Transaction.

     On October 22, 2009, there was an Agreement and Plan of Reorganization among Triplecrown Acquisition Corp., Cullen Agricultural Holding Corp., CAT Merger Sub, Inc., Cullen Agricultural Technologies, Inc. and Cullen Inc. Holdings Ltd. As a result of the merger, there was a change in the number of outstanding shares of the Issuer. In connection with the merger, the warrant agreement governing the warrants held by the Reporting Persons was amended so that (i) the warrants became exercisable, (ii) the exercise price of the warrants was increased from $7.50 to $12.00 per share, (iii) the expiration date of the warrants was extended from October 21, 2012 to October 21, 2013 and (iv) the price at which the stock must trade for the warrants to be called for redemption was increased from $13.75 to $17.00 per share. Prior to the date of the merger, the warrants were not exercisable. The Reporting Persons have filed this Schedule 13D as a result of the reorganization of the Issuer.

     The Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth below, relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to
Schedule 13D.

     The Reporting Persons reserve the right to be in contact with members of the Issuer's management, the members of the Board, other significant shareholders and others regarding alternatives that the Issuer could employ to increase shareholder value.

     The Reporting Persons reserve the right to effect transactions that would change the number of shares they may be deemed to beneficially own.

     The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to the Issuer's management, the Board, the Issuer's shareholders and others.

--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

     (a, b) As of the date hereof, Pine River Capital Management L.P. may be deemed to be the beneficial owner of 11,169,895 Shares, or 36.7% of the Shares of the Issuer, based upon the 30,417,206* Shares outstanding according to the Issuer's most recent Form 8-K.

     Pine River Capital Management L.P. has the sole power to vote or direct the vote of 0 Shares to which this filing relates; shares the power to vote or direct the vote of the 11,169,895 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and shares the power to dispose or direct the disposition of the 11,169,895 Shares to which this filing relates.

     Pine River Capital Management L.P. specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

     (a, b) As of the date hereof, Nisswa Acquisition Master Fund Ltd. may be deemed to be the beneficial owner of 9,256,483 Shares, or 32.5% of the Shares of the Issuer, based upon the 28,503,794* Shares outstanding according to the Issuer's most recent Form 8-K.

     Nisswa Acquisition Master Fund Ltd. has the sole power to vote or direct the vote of 0 Shares to which this filing relates; shares the power to vote or direct the vote of the 9,256,483 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and shares the power to dispose or direct the disposition of the 9,256,483 Shares to which this filing relates.

     (a, b) As of the date hereof, Nisswa Fixed Income Master Fund Ltd. may be deemed to be the beneficial owner of 1,830,705 Shares, or 8.7% of the Shares of the Issuer, based upon the 21,078,016* Shares outstanding according to the Issuer's most recent Form 8-K.

     Nisswa Fixed Income Master Fund Ltd. has the sole power to vote or direct the vote of 0 Shares to which this filing relates; shares the power to vote or direct the vote of the 1,830,705 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and shares the power to dispose or direct the disposition of the 1,830,705 Shares to which this filing relates.

     (a, b) As of the date hereof, Brian Taylor may be deemed to be the beneficial owner of 11,169,895 Shares, or 36.7% of the Shares of the Issuer, based upon the 30,417,206* Shares outstanding according to the Issuer's most recent Form 8-K.

     Brian Taylor has the sole power to vote or direct the vote of 0 Shares to which this filing relates; shares the power to vote or direct the vote of the 11,169,895 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and shares the power to dispose or direct the disposition of the 11,169,895 Shares to which this filing relates.

     Brian Taylor specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

     The Shares were acquired for investment purposes. The Reporting Persons may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case purchased in a private transaction with the Issuer, block sales or purchases or otherwise, or may continue to hold the Shares. Moreover, the Reporting Persons may engage in any or all of the items discussed in Item 4 above.

     (c) See Exhibit B for schedule of transactions.

     (d) Inapplicable

     (e) Inapplicable

-----------------
     * The number of outstanding shares is based on the 19,247,311 Shares the Company reported outstanding as of October 22, 2009, adjusted for the number of warrants beneficially owned by each Reporting Person.

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

     Exhibit A:  Joint Filing Agreement
     Exhibit B:  Schedule of Transactions in the Warrants of the Issuer

--------------------------------------------------------------------------------

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             November 3, 2009
                                  ----------------------------------------
                                                 (Date)



                                 Pine River Capital Management L.P.

                                 By:  Pine River Capital, LLC, General Partner

                                 By: /s/ Brian Taylor
                                 -----------------------------------------------
                                 Name: Brian Taylor
                                 Title: Managing Member of the General Partner


                                 Nisswa Acquisition Master Fund Ltd.
                                 By: Pine River Capital Management L.P.
                                 By:  Pine River Capital, LLC, General Partner

                                 By: /s/ Brian Taylor
                                 -----------------------------------------------
                                 Name: Brian Taylor
                                 Title:  Managing Member of the General Partner

                                 Nisswa Fixed Income Master Fund Ltd.
                                 By: Pine River Capital Management L.P.
                                 By:  Pine River Capital, LLC, General Partner

                                 By: /s/ Brian Taylor
                                 -----------------------------------------------
                                 Name: Brian Taylor
                                 Title:  Managing Member of the General Partner


                                 /s/ Brian Taylor
                                 -----------------------------------------------
                                 Brian Taylor





Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                    Exhibit A

                                    AGREEMENT

The undersigned agree that this Schedule 13D, dated November 3, 2009 relating to the Common Stock, $0.0001 par value of Cullen Agricultural Holding Corp. shall be filed on behalf of the undersigned.


                                 Pine River Capital Management L.P.

                                 By:  Pine River Capital, LLC, General Partner

                                 By: /s/ Brian Taylor
                                 -----------------------------------------------
                                 Name: Brian Taylor
                                 Title: Managing Member of the General Partner


                                 Nisswa Acquisition Master Fund Ltd.
                                 By: Pine River Capital Management L.P.
                                 By:  Pine River Capital, LLC, General Partner

                                 By: /s/ Brian Taylor
                                 -----------------------------------------------
                                 Name: Brian Taylor
                                 Title:  Managing Member of the General Partner

                                 Nisswa Fixed Income Master Fund Ltd.
                                 By: Pine River Capital Management L.P.
                                 By:  Pine River Capital, LLC, General Partner

                                 By: /s/ Brian Taylor
                                 -----------------------------------------------
                                 Name: Brian Taylor
                                 Title:  Managing Member of the General Partner

                                 /s/ Brian Taylor
                                 -----------------------------------------------
                                 Brian Taylor

                                    Exhibit B


              TRANSACTIONS IN THE WARRANTS DURING THE PAST 60 DAYS

Nisswa Acquisition Master Fund Ltd.
-----------------------------------

          Date of
        Transaction            Number Purchased/ (Sold)              Price ($)


         9/14/2009                     227,877                         .0650
         9/15/2009                     580,790                         .0550
         9/16/2009                      (100)                          .1400
         10/20/2009                   (150,176)                        .1255
         10/21/2009                   (198,263)                        .1615
         10/22/2009                   (165,800)                        .1400

Nisswa Fixed Income Master Fund Ltd.
------------------------------------

          Date of
        Transaction            Number Purchased/ (Sold)               Price ($)

         9/14/2009                      45,069                          .0650
         9/15/2009                     114,870                          .0550
         10/20/2009                    (29,702)                         .1255
         10/21/2009                    (39,217)                         .1615
         10/22/2009                    (32,800)                         .1400



SK 25686 0001 1041780 v2